PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
NEW YORK, NEW YORK 10036

November 16, 2017

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus Premier Investment Funds, Inc. (File No. 811-06490)
Dreyfus Global Real Estate Securities Fund
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Dreyfus Premier Investment Funds, Inc. (the "Company"), on or about November 20, 2017, we plan to file with the Securities and Exchange Commission (the "Commission") definitive proxy materials relating to a special meeting of shareholders of Dreyfus Global Real Estate Securities Fund (the "Fund") to be held on December 20, 2017, together with a form of proxy card. The meeting is being called for the purpose of asking shareholders to approve a new sub-investment advisory agreement between The Dreyfus Corporation, on behalf of the Fund, and CSIM Investment Management LLC ("CSIM").

This letter is being filed to respond to a supplemental comment of the staff (the "Staff") of the Commission with respect to the preliminary proxy materials that was provided to the undersigned by Frank A. Buda of the Staff telephonically on November 15, 2017. The Staff's comment and the Fund's response are set forth below. Capitalized terms used but not defined herein have the meanings assigned to them in the proxy materials or Schedule 14A.

•	Staff Comment: If applicable, with respect to CSIM, please provide the disclosure required by Item 22(c)(3) and Item 22(c)(4) of Schedule 14A in the definitive proxy materials.

Response: The following disclosure will be added to the definitive proxy statement:

As a result of the Transaction and on the Effective Date, it is expected that private funds sponsored by Lovell Minnick and certain co-investors will own approximately 80% of the equity interests in CSIM and Existing Management will own approximately 20% of the equity interests in CSIM. The investors in the private funds sponsored by Lovell Minnick include endowments, insurance companies and pension funds and Lovell Minnick is the general partner of the funds. No single member of Existing Management nor co-investor will own more than 25% of CSIM's voting securities as of the Effective Date.

Further, we have confirmed with Fund management that no "co-investor" (referred to above) will have an ownership interest of 10% or more in CSIM as a result of the Transaction.

* * * * *

Please telephone the undersigned at 212.969.3371, or David Stephens of this office at 212.969.3357, if you have any questions or comments.

Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc: Jeff Prusnofsky David Stephens